

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Cielo Hernandez
Senior Vice President & Chief Financial Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, NJ 08037

      Re: South Jersey Industries, Inc.
          File No. 001-06364
          South Jersey Gas Company
          File No. 000-22211
          Form 10-K for the Year Ended December 31, 2019
          Filed February 27, 2020

Dear Ms. Hernandez:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation